UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CN Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

12623A 109
(CUSIP Number)

Shanghai Yuankai Group Co., Ltd.
No. 26 Lane 962
Zhen Guang Road
Putuo District
Shanghai
China
Attention: Ms. Wenjie Fan
+86 (21) 6206 6218

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with copies to:

Guanming Fang
T. Clark Fitzgerald III
Womble Carlyle Sandridge & Rice, LLP
Atlantic Station
271 17th Street, NW
Suite 2400
Atlanta, Georgia 30363-1017

April 25, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d‑1(g), check the following box:  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Shanghai Yuankai Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
14,000,000 shares of Common Stock (1)
	8	SHARED VOTING POWER
-0-
	9	SOLE DISPOSITIVE POWER
14,000,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,000,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
53.6% (2)
14	TYPE OF REPORTING PERSON
CO

(1) As discussed more fully in Items 4 and 6 of this Statement, Shanghai Yuankai Group Co., Ltd. has an obligation to purchase additional shares of Common Stock not included in this amount for an aggregate purchase price of $5,000,000, at an exercise price to be determined by the Board of Directors of CN Resources, Inc., subject to certain conditions contained in the Stock Purchase Agreement.

(2) Based on 26,100,000 shares of outstanding Common Stock of the Company as of April 25, 2014, according to information provided to Investor by the Company.

Item 1.	Security and Issuer.

This Schedule 13D (this “Statement”) relates to the common stock, par value $0.00001 per share (the “Common Stock”), of CN Resources, Inc., a Nevada corporation (the “Company”).  The Company’s principal executive offices are located at 255 Duncan Mill Road, Suite 203, Toronto, Ontario M3B 3H9, Telephone: (416) 510-2991.

Item 2.	Identity and Background.

The name of the person filing this Statement is Shanghai Yuankai Group Co., Ltd. (“Investor”), a company organized under the laws of the People’s Republic of China.  Investor’s principal executive offices are located at No. 26 Lane 962, Zhen Guang Road, Putuo District, Shanghai, China, Telephone: +86 (21) 6206 6218.

The name, business address, citizenship and present principal occupation or employment of the members of Investor’s Board of Directors and executive officers are set forth on Schedule A attached hereto.  Neither Investor nor any of the officers or directors listed on Schedule A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As more fully described in Item 6 below, on April 25, 2014, Investor entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Company and Oliver Xing, a resident of Canada and the Company’s president, principal executive officer, secretary, treasurer, principal financial officer, principal accounting officer and sole member of the Company’s board of directors (“Xing”), pursuant to which Xing sold to Investor 14,000,000 shares of the Company’s Common Stock for a total purchase price of $2,100,000 (the “Investment”).  This Investment was funded out of the Investor’s working capital and was paid to Xing by a wire transfer of funds from the Investor’s wholly-owned Hong Kong subsidiary, Hong Yuan Investment Holdings Limited.

Item 4.	Purpose of Transaction

The information set forth in Items 3 and 6 is incorporated herein by reference.

Investor acquired the Common Shares as described in Item 3 pursuant to the Stock Purchase Agreement.  Investor currently intends to maintain its position as the principal stockholder of the Company and to play a major role in the strategic direction of the Company moving forward.

As described more fully in Item 6 below, Investor plans to grow its investment in the Company by purchasing additional shares of Common Stock within thirty days of the Investment.  Specifically, the Stock Purchase Agreement contemplates that, within 30 days of the Investment, the Company will issue shares of its Common Stock in a private offering to Investor and Xing at a purchase price approved by the Board of Directors of the Company (the “Board”), for a total investment of $6,000,000.  Investor and Xing will subscribe to, and purchase, shares in this offering for a total investment of $5,000,000 and $1,000,000, respectively, each at the same price per share as paid by the other.

In addition, in accordance with the terms of the Stock Purchase Agreement, and as described more fully in Item 6 below, the size of the Company’s Board of Directors will be increased from one to three individuals, and Investor will designate two individuals to be appointed to the Company’s Board of Directors.

Except as set forth above, Investor does not have any current plans or proposals that relate to or would result in any of the matters set forth in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  However, Investor reserves the right to change its intention with respect to any or all of the matters referred to in this Item, which could include, but is not limited to, any of the items enumerated in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

As of the date on which this Statement was filed, Investor owns a total of 14,000,000 shares of Common Stock, which in the aggregate represents 53.6% of the Company’s outstanding Common Stock as of April 25, 2014.  The percentage was calculated based on 26,100,000 shares of outstanding Common Stock as of the closing of the Stock Purchase Agreement on April 25, 2014, according to information provided to Investor by the Company.  Investor has the sole power to vote or direct the vote of such shares of Common Stock, and sole power to dispose of or direct the disposition of all such shares of Common Stock.

Other than the 14,000,000 shares of Common Stock purchased on April 25, 2014, none of the Investor nor any of its officers or directors have engaged in any transactions in shares of Common Stock in the sixty days prior to the filing of this Statement.  However, as described in Items 4 and 6, in accordance with the terms of the Stock Purchase Agreement, Investor and Xing have agreed to purchase additional shares of Common Stock from the Company within thirty days following the Investment.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 25, 2014, Investor entered into the Stock Purchase Agreement with the Company and Xing, pursuant to which Investor acquired 14,000,000 shares of Common Stock of the Company from Xing for aggregate consideration of $2,100,000.  The following is a summary of certain material terms and conditions of the Stock Purchase Agreement.  This summary is qualified in its entirety by reference to the Stock Purchase Agreement, which is filed as an exhibit hereto and is incorporated by reference into this Statement.

Board Representation.  Immediately after the Investment, Xing, as the sole director of the Company, has covenanted to take such actions as necessary to increase the size of the Board from one to three pursuant to the bylaws of the Company and to elect two individuals designated by Investor to serve as directors of the Company, in addition to Xing, subject to compliance with applicable Securities and Exchange Commission requirements.

Organization of CNRR-Canada.  Pursuant to the terms of the Stock Purchase Agreement, the Company will cause CNRR-Canada and its board of directors to take such corporate action as necessary and appropriate to (i) elect the same individuals who are directors of the Company to serve as directors of CNRR-Canada, (ii) appoint the officers who are officers of the Company to serve as officers of CNRR-Canada, and (iii) to document that the Company is the sole shareholder of CNRR-Canada.

Private Offering of New Shares.  Within thirty days after the Investment, provided that certain other terms and conditions have been satisfied as provided in the Stock Purchase Agreement, the Company will issue new shares of its Common Stock to Investor and Xing in a private offering pursuant to applicable exemptions under the Securities Act of 1933, as amended, and applicable state securities laws.  The purchase price of such issuance of new shares will be as approved by the Board, for a total investment of $6,000,000.  Investor and Xing have agreed to subscribe to, and purchase, shares in this offering for a total investment of $5,000,000 and $1,000,000, respectively, each at the same price per share as paid by the other.

In addition to the specific terms outlined above and referenced elsewhere in this Statement, the Stock Purchase Agreement contains certain other terms and conditions customarily found in Stock Purchase Agreements of the type and subject matter addressed in the Stock Purchase Agreement.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

Exhibit 1	Stock Purchase Agreement, dated as of April 25, 2014, by and among Oliver Xing, Shanghai Yuankai Group Co., Ltd., and CN Resources, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2014

SHANGHAI YUANKAI GROUP CO., LTD.

By:	/s/ Congkai Li
Name: Congkai Li
Title: President

SCHEDULE A

Directors

The following table sets forth the name and present principal occupation or employment of each director of Investor. The business address for each director listed below is c/o Shanghai Yuankai, No. 26 Lane 962, Zhen Guang Road, Putuo District, Shanghai, China. All directors listed are Chinese citizens.

Name	Present Principal Occupation or Employment

Congkai Li	President
Ruzhen Wang	Vice President
Yinhui Li	Director

Executive Officers

The following table sets forth the name and present principal occupation or employment of each executive officer of Investor. The business address for each executive officer listed below is c/o Shanghai Yuankai, No. 26 Lane 962, Zhen Guang Road, Putuo District, Shanghai, China. All executive officers listed are Chinese citizens.

Name	Present Principal Occupation or Employment

Congkai Li	President